UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2018

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Loan Agreement

Taiwan Liposome Company, Ltd. entered into a loan and security agreement (the “LSA”) on December 27, 2018 with Cathay Bank (“Cathay”). Pursuant to the LSA, we borrowed an aggregate of $12.0 million (the “Cathay Loan”). Amounts borrowed under the facility can be prepaid at any time, without penalty, prior to the June 30, 2020 maturity date, at which time all amounts borrowed will be due and payable. No amounts repaid can be re-borrowed. The terms of the LSA require us to begin making 12 equal monthly payments of principal plus accrued interest on July 31, 2019. The Cathay Loan currently bears interest at the floating rate of prime. The Cathay Loan is secured by a lien covering substantially all of our assets, but excluding our intellectual property (except rights to payment from the sale, licensing or disposition of such intellectual property).

The LSA contains customary representations and warranties, as well as affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, covenants requiring us to maintain our legal existence and governmental approvals, deliver certain financial reports and maintain certain financial quick and tangible net worth ratios. The negative covenants include, among others, restrictions on transferring or licensing our business or property, changing our business or executive management, incurring additional indebtedness, repaying certain subordinated debt, engaging in mergers or acquisitions, paying dividends or making other distributions, and creating other liens on our assets, in each case subject to exceptions. If we default under the LSA, Cathay will be able to declare all obligations immediately due and payable and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, Cathay’s rights to repayment would be senior to the rights of the holders of our common shares to receive any proceeds from the liquidation. Cathay could declare a default under the LSA upon the occurrence of any event that Cathay interprets as a material adverse change as defined under the LSA, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation.

The foregoing description of the Loan Agreement is not a complete description of all terms and is qualified in its entirety by reference to the full text of the Loan Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Exhibits

Exhibit Number	Exhibit Description

10.1	Loan and Security Agreement, by and among Taiwan Liposome Company, Ltd., TLC Biopharmaceuticals, Inc. and Cathay Bank, dated December 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: January 3, 2019	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	President